Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$42,133	41,160	38,531	32,780	(40,358)
Fixed charges	8,118	7,304	8,625	11,345	17,762
Total earnings (loss)	$50,251	48,464	47,156	44,125	(22,596)

Fixed charges:
Interest on deposits	$5,170	5,319	7,072	9,960	15,454
Interest on borrowings	2,437	1,589	1,151	1,025	1,866
Amortization of debt issuance costs	—	—	—	—	—
Interest portion of rental expense (1)	511	396	402	360	442
Total fixed charges	$8,118	7,304	8,625	11,345	17,762
Preferred dividend requirements	175	603	868	895	2,809
Total fixed charges and preferred dividends	$8,293	7,907	9,493	12,240	20,571

Ratio of earnings (loss) to fixed charges, including interest on deposits	6.19x	6.64x	5.47x	3.89x	(1.27x	)
Ratio of earnings (loss) to fixed charges and preferred dividends, including interest on deposits	6.06x	6.13x	4.97x	3.60x	(1.10x	)

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$42,133	41,160	38,531	32,780	(40,358)
Fixed charges	2,948	1,985	1,553	1,385	2,308
Total earnings (loss)	$45,081	43,145	40,084	34,165	(38,050)

Fixed charges:
Interest on borrowings	$2,437	1,589	1,151	1,025	1,866
Amortization of debt issuance costs	—	—	—	—	—
Interest portion of rental expense (1)	511	396	402	360	442
Total fixed charges	$2,948	1,985	1,553	1,385	2,308
Preferred dividend requirements	175	603	868	895	2,809
Total fixed charges and preferred dividends	$3,123	2,588	2,421	2,280	5,117

Ratio of earnings (loss) to fixed charges, excluding interest on deposits	15.29x	21.74x	25.81x	24.67x	(16.49x	)
Ratio of earnings (loss) to fixed charges and preferred dividends, excluding interest on deposits	14.44x	16.67x	16.56x	14.98x	(7.44x	)

(1)	Estimated to be one-third of rental expense.